ABLEAUCTIONS.COM, INC.
1963 Lougheed Highway
Coquitlam, British Columbia V3K 3T8

October 23, 2009

VIA EDGAR

Kathleen Collins, Accounting Branch Chief
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Re:	Ableauctions.com, Inc.
Form 10-K for the Fiscal Year December 31, 2008
Filed on March 25, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed on August 13, 2009
Your File No. 001-15931

Dear Ms. Collins:

This letter is in response to your letter dated October 8, 2009.  For your ease of reference, we have repeated each of your comments.  We are also filing a second amendment (the “10-K Amendment”) to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and a first amendment (the “10-Q Amendments”) to each of our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Disclosure Controls and Procedures

Internal Control Over Financial Reporting

1.           Please refer to prior comment number 1.  We note from your December 31, 2008 Form 10-K/A that management concluded the Company’s internal controls over financial reporting are not effective due to an insufficient number of staff, which is needed to adequately segregate each and every duty in certain areas.  Please confirm that you have concluded this deficiency is a material weakness.  Also, we note from the disclosures in your December 31, 2008 Form 10-K that management concluded your disclosure controls and procedures were effective as of the end of the fiscal year.  In light of the fact that a weakness existed with respect to segregation of duties, disclose in reasonable detail the basis for your officers’ conclusions that the Company’s disclosure controls and procedures were nonetheless effective as of the end of the periods covered by your annual report as well as your quarterly reports (March 31, 2009 and June 30, 2009).

Upon further review we have revised the disclosure, both in the 10-K Amendment and in the 10-Q Amendments.

Note 3.  Mortgage and Loans Receivable, page F-15

2.           Please explain further the following with regards to the information provided in response to prior comment 2 as it relates to the properties identified as Loan No. 1 and Loan No. 2:

•	Tell us the date of the appraisal used to estimate the fair value of each of these properties,

The Province of British Columbia Property Assessment notices dated February 2, 2009 were used to determine the approximate market value of the properties securing Loan No. 1 and Loan No. 2.

•	Tell us the estimated costs to sell each property and clarify whether such amounts were factored into the estimated values provided in your prior response, and

We estimate the costs we would incur to sell the property securing Loan No. 1 would be approximately $18,000 and the costs we would incur to sell the property securing Loan No. 2 would be approximately $90,000.

•	Tell us the amount of interest and penalties due to the first and second lien holders for each property.

We estimate that the total interest and penalties due to the first and second lienholders whose loans are secured with the property that secures Loan No. 1 is approximately $40,000 and that the total interest and penalties due to the first and second lienholders whose loans are secured with the property that secures Loan No. 2 is approximately $350,000.

Based on the approximate market values of the two properties of $600,000 (securing Loan No. 1) and $3,500,000 (securing Loan No. 2) and taking into consideration the selling costs of $18,000 and $90,000 as well as the principal, penalties and interest due to the first and second lienholders of $410,000 and $3,200,000, respectively, it is our opinion that impairment charges were not necessary at June 30, 2009.

We have been monitoring Loan No. 1 and Loan No. 2 carefully, and we are prepared to immediately record the appropriate impairment charge if we determine that we are required to do so by FAS Statement No. 114.

3.           We note from the disclosures in your June 30, 2009 Form 10-Q that the Company has a $450,000, 9.5% mortgage loan, which was due on January 27, 2009, however has been extended month-to-month pending renewal.  You also hold a $1,750,000, 12% mortgage loans (sic) whose maturity date was extended to September 17, 2009.  Tell us the current status of each of these loans.  Also, explain the reasons these loans were extended and tell us how you considered these modifications in assessing these loans for potential impairment.

Please take note that both of the loans referred to above have been paid in full.

The loan for $450,000 was extended on a month-to-month basis until alternative financing could be arranged.  An updated appraisal of the value of the property securing the loan was provided by the owner.  The loan was fully paid on July 16, 2009.  The amount received was $468,437.32 which included all outstanding interest and fees.

The payment due date of the loan in the amount of $1,750,000 was extended to September 17, 2009 as requested by the property owner because the sale of the property securing the loan was scheduled to close on September 17, 2009.  An updated appraisal of the value of the property securing the loan, as well as a copy of the offer to purchase, was provided to us by the owner.  The loan was paid in full on September 30, 2009.  The amount received was $1,758,154 which included all outstanding interest and fees.

According to FAS Statement No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  We determined that the fair value of the real property securing these loans, based on the updated appraisals, fully secured repayment.

Form 10-Q for the Quarter Ended June 30, 2009

Note 3. Related Party Transactions, page F-9

4.           We note your discussion on page 56 of the Proxy Statement filed on September 25, 2009 (“Proxy Statement”) regarding the liabilities that must be paid before you distribute the assets in the plan of liquidation.  Please reconcile this information to the information provided in Note 3 as it relates to amounts due to Mr. Ladha.  In this regard, based on the disclosures in your Proxy Statement, it appears that Mr. Ladha is owed approximately $2,195,892 upon liquidation, however, the amounts due to related parties at June 30, 2009 were only $1,334,607.  We also note your discussion regarding $600,082 in fees owed to Macdonald Realty and $454,024 due to Gruv Development.  Please tell us how these liabilities are reflected in your consoldiated balance sheet.

In reviewing the disclosure included in the Proxy Statement that we filed on September 15, 2009 relating to amounts that would be owed to Mr. Ladha if the SinoCoking transaction is consummated, we included the following:

•	$330,000 that will be owed to Mr. Ladha as compensation pursuant to his employment agreement if his employment is terminated.

•	a total of $867,085 representing money owed by the Company to Mr. Ladha or Bullion for the purchase of the Series A common stock in Surrey City Central Holdings Ltd.;

•	approximately $867,536 in development fees that would be owed pursuant to the Development Agreement that was signed on October 6, 2008; and

•	$131,271 in short-term loans made by Mr. Ladha to us.

After receiving your letter and comments from the examiner reviewing the Proxy Statement, we reviewed the disclosure in the Proxy Statement again.  We determined the following:

•
the $330,000 in compensation that would be paid to Mr. Ladha if his employment is terminated was correctly omitted from our consolidated balance sheet and Note 3 of our financial statements at June 30, 2009 because Mr. Ladha continues to be employed, therefore this amount is not due;

•
the money owed to Bullion or to Mr. and Mrs. Ladha for the purchase of the Series A common stock in Surrey Central City Holdings Ltd. was correctly included in Note 3 and in our consoldiated balance sheet;

•
the development fees that would be owed pursuant to the Development Agreement were not due at June 30, 2009 and were, therefore, correctly omitted from our consolidated balance sheet and Note 3 of our financial statements at June 30, 2009; and

•
the disclosure in the proxy statement relating to short term loans made to us by Mr. Ladha with an unpaid balance of $131,271 was incorrect.  The loans had been paid in full by that date.  This has been corrected in the proxy statement that was filed on October 20, 2009.

Sales commission fees owed to McDonald Realty

The sales commission fees have not been included in our consolidated balance sheets because they are not due to be paid until each of purchase contracts for the pre-sold condominium units is closed.  This process is currently underway and is expected to be completed in early November.  At that time, this amount will become due and payable to McDonald Realty.

Construction management fees owed to Cantera Management for Gruv Development Construction

In accordance with our contract with Cantera, this fee has been charged and capitalized on a monthly basis and is included in the construction costs for the project.  The fee is included in the “Property Held for Development” account included in our consolidated balance sheet.

Note 4.  Property Held for Development, page F-10

5.           Please tell us the balance of property held for development in your consolidated balance sheet at September 30, 2009.  Also tell us whether there are any significant remaining costs yet to be capitalized.

The balance of the “Property Held for Development” account in our consolidated balance sheet as at September 30, 2009 is $17,157,004.

The remaining cost to complete the project and still to be capitalized is approximately $1.5 million.

Note 5.  Investment in Joint Venture, page F-12

6.           We note from your disclosures on page 55 of the Proxy Statement that the property held by your joint venture, Township Holdings Ltd., is up for sale, however, no offers have been received to date.  Tell us the listing price for this property and tell us how the amount compares to any recent appraisals performed on this property.  Also, assuming the current sales price and taking into consideration estimated costs to sell and any other obligations of the joint venture, tell us how much the company anticipates receiving upon liquidation of this investment.

This property is currently listed for sale at a price of $3,200,000, which was the price suggested by the realtor we retained.  The realtor is experienced in selling commercial real estate in the area in which the property is located.  Although no appraisals have been recently commissioned, the current market value assessed by the British Columbia Assessments office is $3,000,000.

After deducting sales costs we anticipate receiving approximately $1,000,000 for our share of the joint venture upon liquidation of this investment.

Note 6.  Investment in Surrey City Central, page F-14

7.           We note from your disclosures on page 55 of the Proxy Statement that the Company has not yet made a determination of how you will dispose of the Series A common stock in Surrey Central.  Tell us what options you are currently considering.  Also, tell us the current status of the development project for this property and tell us the current fair value of this investment and how you determined such value.

Options available to liquidate Series A common stock in SCCH

While no final decision has been made, we have available to us the following options relating to the Series A common stock in Surrey Central City Holdings Ltd.:

•	We may seek to sell the Series A common stock to an unrelated third party with experience in developing commercial properties;

•
We may ask Bullion to repurchase the Series A common stock from us.  Since this would be a related party transaction, we would appoint one of our independent board members to negotiate the terms on behalf of our shareholders;

•	We may keep the Series A common stock, complete and sell the development and distribute the proceeds to our shareholders; or

•	We and Bullion may sell the property owned by Surrey Central City Holdings Ltd. and distribute the proceeds to our shareholders.

Currently, we do not intend to make a decision regarding the disposition of the Series A common stock until the transaction with SinoCoking is completed.

Current Status of the Development

Development of the site is still currently under review.

Determination of Current Fair Value

Two appraisals were completed on the property in June 2009 with an approximate average value of $3,734,000.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

ABLEAUCTIONS.COM INC.

By:/s/ Abdul Laha
      Abdul Ladha, Executive Officer

cc:           Megan Akst, Staff Accountant